UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Clocr, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
November 7, 2018

Physical Address of Issuer:
10101 Dianella Lane, Austin, TX, 78759

Website of Issuer:
https://www.clocr.com/

Current Number of Employees:
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$340,827	$661,489
Cash and Cash Equivalents	$340,827	$661,489
Accounts Receivable	$0	$0
Short-term Debt	($7,171)	$9,838
Long-term Debt	$0	$0
Revenues/Sales	$9,969	$39,681
Cost of Goods Sold	$196,120	$114,856
Taxes Paid	$0	$0
Net Income	($282,178)	($119,542)

May 1, 2023

FORM C-AR

CLOCR, INC.



CLOCR

Organize. Assign. Pass-on.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Clocr, Inc., a Delaware corporation ("Clocr," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.clocr.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Clocr, Inc. is a Delaware corporation incorporated/formed on November 7, 2018

The Company is located at 10101 Dianella Lane, Austin, TX, 78759.

The Company's website is https://www.clocr.com/

The Company conducts business in all 50 United States, Canada, Great Britain, and India.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. While the Company has not noticed a significant impact on its business as a result of COVID-19, it is unsure how lockdowns and the continued impact on the economies and markets in which the Company participates will be affected in the coming months and years. COVID-19 or other future pandemics could adversely affect the Company's business.

The amount of capital the Company is attempting to raise in this OfferIng may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of Common Stock, of which 6,500,000 shares of common stock are issued and outstanding. We have also issued other securities in the form of Simple Agreements for Future Equity and stock options. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If we fail to enter into a license or assignment agreement for certain intellectual property rights owned by our parent, Aimkara LLC, our business could be materially harmed.

We have no license or ownership interest in or to patent application, METHODS AND SYSTEMS FOR SECURING AND MANAGING DIGITAL CONENT STORED IN DIGITAL LOCKERS, No. 16695182, dated November 26, 2019, filed with the United States Patent and Trademark Office. Although Aimkara LLC intends to either license or assign rights in and to such patent application to the Company, no license or assignment agreement has been executed. Nor have the terms of such license or assignment agreement been finalized, including whether such license would be non-exclusive, royalty-bearing, territorially limited or otherwise restricted or whether the assignment agreement would provide for the payment of any financial consideration or otherwise. The Company may never enter into such license or assignment agreement, or the terms of such license or assignment agreement may be unfavorable to us. If we fail to enter into any license or assignment agreement, our development efforts and our business could fail. Even if we enter into such license or assignment agreement, we are subject to our and Aimkara LLC's compliance with the terms of such agreements. Presently, we and our business plans are dependent on the intellectual property rights in and to such patent application. Any failure by us to satisfy our obligations under any license or assignment agreement with Aimkara LLC, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such license or assignment agreement, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our product candidates, which would materially harm our development efforts and could cause our business to fail.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sreekanth Chintala, our CEO and sole director. The Company has or intends to enter into employment agreements with Sreekanth Chintala, however there can be no assurance that it will do so or that Sreekanth Chintala will continue to be employed by the Company for a particular period of time. The loss of Sreekanth Chintala, or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Compan''s financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The parent Company could be sold, in which case the Subscribers may not receive any benefit.

The Company is wholly owned by its parent company, Aimkara LLC, a Texas limited liability company. The members of Aimkara LLC are listed herein and any or all of them could sell their respective membership interests in Aimkara LLC. If such an event occurred, such sale would not trigger a conversion of the Securities and would not qualify as a "Liquidity Event." The Purchasers may never benefit from the Company being sold at a parent level or from a sale of the membership interests or assets of Aimkara LLC. Thus, the Purchasers' rights and value of their investment in the Company may be significantly and adversely affected. As of the date hereof, Aimkara LLC has not received any offers to purchase its membership interests, nor has it solicitated any offers to buy, nor does it, or any of its members, have any intention to liquidate its, or their respective, holdings or assets.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
Clocr provides an all-in-one legacy planning platform with three product lines: self-service will tool for digital assets, digital vault to store and share information, and a time-vault feature. Clocr eliminates wasting of valuable time and money tracking online accounts, ensures privacy laws are not breached by sharing your online passwords and provides a cost efficient alternative to traditional wills that are expensive to update as your digital assets change. You can set up your estate plan for digital assets in just 3 clicks. We also offer a patent-pending digital vault to consolidate all your important documents and information and share them with your guardians. Our unique digital time capsule feature allows you to pass on your memories, messages, and values to your friends and family. Our vision is to make Clocr a one-stop shop for families to use and pass on their legacy easily and securely.

Business Plan
The Company sells its products as monthly, annual, and lifetime subscriptions at various prices. Additionally, the Company charges hourly for additional work. The Company primary target market is consumers, ages 25-65.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Estate	Easily create a digital asset access authorization form for your digital assets and assign beneficiaries.	Direct to consumer: ages 25-65.
Digital Vault	Securely and efficiently organize, manage, and share your most important documents with family, friends, or business partners.	Direct to consumer: ages 25-65.
Time Capsule	Pass on your stories, memories, and values to your loved ones.	Direct to consumer: ages 25-65.
Emergency Card	Helps first responders to quickly reach your emergency contacts	Direct to consumer: ages 20-70
Digital Legacy	MPC-based vault providing a hacker and quantum resistant solution for safeguarding critical files, passwords, crypto keys, and seed phrases. Families can enjoy peace of mind knowing they can instantly access digital assets through the digital inheritance solution. Blockchain-powered wills and trusts offer clarity, provenance, and immutability, ensuring that important legacy planning documents are tamper-proof and permanently recorded on a decentralized ledger.	Direct consumer 20-60

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Two main players in this space are Lifesite and Everplans. They own a small portion of the addressable market. However, Clocr offers many more unique features and a patent pending security platform.

Customer Base

We sell our services direct-to-consumer and through Business to business to consumer. We are targeting customers between the ages of 25-65.

Supply Chain

We do not sell physical goods, but do depend on various hardware and cloud software providers. We obtain our resources from multiple sources, none of which we are dependent upon.

Intellectual Property

The Company has significant intellectual property in the form of source code and trade secrets. In addition, the Company has several unpublished patents pending as follows:

Application Number	Title	Application Date	Country
20190147554A1*	Methods and systems for digital asset management	November 9, 2018 Publication Date: May 16, 2019	United States
16/695182**	Methods and systems for securing and managing digital content stored in digital lockers	November 26, 2019	United States
16/898298*	Methods and systems for establishing estate plans for online accounts and messages stored in digital lockers.	June 10, 2020	United States
17/542,649***	Methods and systems for accessing information stored in an online vault	Dec 6, 2021	United States
63/411,077	Methods and Systems for Transferring Cryptocurrency and NFTS in a Trust or Estate	09.28.2022	United States
63/411,071	Methods abnd Systems for Transfering Self-held Assets Upon a Denomintated Life Event	09.28.2022	United States
63/411,078	Methods and Systmes for Transfering Digital Assets Held in Custoidal Accounts by Trust or in an Estate	09.28.2022	United States

63/411,080	Methods and Systems for Distributing Digital Assets Upon a Denominated Life Event	09.28.2022	United States	

*The Company entered into a Patent Assignment Agreement, effective as of January 1, 2021, with the Company's former Chief Executive Officer and Director, Apoorva Chintala as the Inventor and initial applicant of the patent, under which Ms. Chintala assigned all right, title and interest, therein and thereto. The Company intends to file the appropriate documents with the United States Patent and Trademark Office to reflect such assignment.

**Patent application identifies former Chief Executive Officer and Director, Apoorva Chintala as the Inventor and Applicant, who then assigned all rights thereunder to Aimkara LLC, which intends to assign, or grant a license, to the Company upon issuance of the patent.

*** Patent has been assigned to the Company, Clocr, Inc.

Trademark	Serial Number	Status
CLOCR	90804518	Pending/Published for Opposition
Organize. Assign. Pass on.	90804542	Pending/Published for Opposition
Digital Legacy Platform	90804555	Abandoned
ICE Vault	90804573	Abandoned
ICD Vault	90804590	Abandoned
Travel Vault	90804604	Abandoned
Clocr Memories	90804686	Abandoned
Shard Security	90804699	Abandoned
	90804771	Pending/Published for Opposition
	90804788	Pending/Published for Opposition
Legacy Coin	97409370	Pending/Under Examination
Crypto Inheritance	97409393	Pending/Under Examination
Digital Inheritance	97409384	Pending/Under Examination
Crypto Will	97409402	Pending/Under Examination
Digital Escrow	97409412	Pending/Under Examination
Crypto Estate	97409422	Pending/Under Examination
NFT Estate	97409435	Pending/Under Examination
Instant Digital Inheritance	97552332	Pending/Under Examination
Crypto Legacy	97409451	Pending/Under Examination
NFT Legacy	97409459	Pending/Under Examination
Legacy DAO	97409468	Pending/Under Examination
Crypto Escrow	97409488	Pending/Under Examination

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS MANAGERS, AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sreekanth Chintala	CEO, CTO, Secretary, Treasurer, and Director	Clocr–- CTA, Mar 2017 - Mar 2022 Oracle–- Director, Cloud Architect (various other positions), Oct 2013–- Present. CEO, CTO, Secretary, Treasurer, and Director 2022 – Present.	West Virginia University, MS, Industrial & Manufacturing Engineering (1994). National Institute of Technology, M.Tech, Industrial Engineering (1992). Jawaharlal Nehru Technological University, B.Tech, Mechanical Engineering (1990).

Sreekanth Chintala
I have a distinguished 22-year career strategizing, architecting, and aligning enterprise-wide systems, databases, infrastructure, products, and frameworks with evolving business and organizational goals. My career includes high-profile IT leadership roles at Oracle, Dell and Halliburton where I designed and deployed enterprise architecture solutions that deliveredd millions in annual savings. I am particularly strong in evaluating technology landscapes and limitations, defining the vision, developing integrated business and technology strategies, and guiding the adoption of processes, models, standards, and technologies that have reduced costs, improved business agility, and enabled continued growth. Recognized for building synergy and consensus between business, leadership, teams, and partners to drive change, increase efficiency, and meet strategic objectives.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no full-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	6,500,000
Par Value Per Share	0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.42%

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2022 Stock Plan (Non-Voting Common Stock)
Amount Outstanding	3,031,500*
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional options, which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	28.18%

*The Company granted 300,000 Stock Options on March 1, 2023. There is no accompanying board consent approving the grant and issuance.

Type	Simple Agreement for Future Equity
Face Value	$280,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion the SAFEs will convert and dilute the Securities. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.73%
Other Material Rights	The SAFEs are "post-money" SAFEs, which means these SAFE holders will not be diluted based on the sale of additional SAFEs or other convertible securities, including the Securities. Valuation Cap: $7,500,000 Discount: 20%

*The percentage is calculated using a converted basis of the currently outstanding shares and options, on an as exercised basis and is based upon the valuation cap of each SAFE. The actual conversion amounts and percentage interests may vary based on future events.

Type	Crowd SAFEs
Face Value	$539,499.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000 Discount: 15%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion the SAFEs will convert and dilute the Securities. The Company may sell additional SAFEs or other convertible securities, which may further dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.74%

Type	Common Stock Warrant
Amount Outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional warrants, which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.93%

Outstanding Debt

The Company has the following debt outstanding:

Type	Promissory Note
Creditor	Sreekanth Chintala
Amount Outstanding	$82,000
Material Terms	Interest Rate: 5%
Issue Date	June 1, 2022
Maturity Date	N/A

Type	Promissory Note
Creditor	Apoorva Chintala
Amount Outstanding	The interest portion of the Promissory Note remains outstanding.
Material Terms	Interest Rate: 5%
Issue Date	June 1, 2022
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Aimkara LLC	6,500,000/Common Stock	100%
Sreekanth Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Apoorva Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Nandini Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%
Anisha Chintala	(Ownership in Aimkara LLC)/Aimkara LLC Interests	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
($187,351)	($283,378)	$0

Operations

The Company was incorporated on November 7, 2018 under the laws of the State of Delaware and is headquartered at 10101 Dianella Lane, Austin, TX, 78759. Clocr provides an all-in-one legacy planning platform with three product lines: self-service will tool for digital assets, digital vault to store and share information, and a time-vault feature. Clocr eliminates wasting of valuable time and money tracking online accounts, ensures privacy laws are not breached by sharing your online passwords and provides a cost efficient alternative to traditional wills that are expensive to update as your digital assets change. You can set up your estate plan for digital assets in just 3 clicks. We also offer a patent-pending digital vault to consolidate all your important documents and information and share them with your guardians. Our unique digital time capsule feature allows you to pass on your memories, messages, and values to your friends and family. Our vision is to make Clocr a one-stop shop for families to use and pass on their legacy easily and securely.

Liquidity and Capital Resources

On October 2, 2021, the Company closed an offering pursuant to Regulation CF and raised $539,499.00.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$30	3,000,000	Working Capital	11/7/18	Section 4(a)(2)
Common Stock	$35	3,500,000	Working Capital	5/2/19	Section 4(a)(2)
Stock Options	$0	64,000*	N/A	10/26/20	Section 4(a)(2)
Stock Options	$0	60,000*	N/A	10/26/20	Section 4(a)(2)
Stock Options	$0	80,000*	N/A	9/1/20	Section 4(a)(2)
Stock Options	$0	130,000*	N/A	10/19/20	Section 4(a)(2)
Stock Options	$0	36,000	N/A	1/13/20	Section 4(a)(2)
Stock Options	$0	100,000	N/A	1/6/19	Section 4(a)(2)
Stock Options	$0	64,000	N/A	10/1/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	4/1/19	Section 4(a)(2)
Stock Options	$0	30,000	N/A	1/15/19	Section 4(a)(2)
Stock Options	$0	30,000	N/A	1/15/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	6/1/20	Section 4(a)(2)
Stock Options	$0	26,000*	N/A	5/6/19	Section 4(a)(2)
Stock Options	$0	16,000*	N/A	10/1/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	1/6/21	Section 4(a)(2)
Stock Options	$0	80,000*	N/A	5/15/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	2/7/21	Section 4(a)(2)
Stock Options	$0	20,000	N/A	2/7/21	Section 4(a)(2)
Stock Options	$0	100,000*	N/A	7/1/20	Section 4(a)(2)
Stock Options	$0	65,000*	N/A	6/16/20	Section 4(a)(2)
Stock Options	$0	36,000*	N/A	6/22/20	Section 4(a)(2)

Stock Options	$0	40,000*	N/A	6/15/20	Section 4(a)(2)
Stock Options	$0	5,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	10,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	5,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	2,000	N/A	2/1/20	Section 4(a)(2)
Stock Options	$0	40,000**	N/A	4/27/20	Section 4(a)(2)
Stock Options	$0	20,000**	N/A	3/1/19	Section 4(a)(2)
Stock Options	$0	24,000**	N/A	2/16/19	Section 4(a)(2)
Stock Options	$0	40,000**	N/A	1/6/20	Section 4(a)(2)
Stock Options	$0	20,000	N/A	7/1/21	Section 4(a)(2)
Stock Options	$0	24,000	N/A	6/25/21	Section 4(a)(2)
Stock Options	$0	20,000	N/A	9/22/21	Section 4(a)(2)
Stock Options	$0	32,000	N/A	11/1/21	Section 4(a)(2)
Stock Options	$0	20,000	N/A	7/1/21	Section 4(a)(2)
Stock Options	$0	100,000	N/A	12/11/21	Section 4(a)(2)
Stock Options	$0	20,000	N/A	1/1/22	Section 4(a)(2)
Stock Options	$0	20,000	N/A	1/1/22	Section 4(a)(2)
Stock Options	$0	20,000	N/A	1/20/22	Section 4(a)(2)
Stock Options	$0	24,000	N/A	1/2/22	Section 4(a)(2)
Stock Options	$0	10,000	N/A	3/1/22	Section 4(a)(2)
Stock Options	$0	30,000	N/A	4/1/22	Section 4(a)(2)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/21/21	Rule 506(b)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/17/21	Rule 506(b)
SAFE	$50,000	1 SAFE	Working Capital; Product Development	1/15/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)

SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$10,000	1 SAFE	Working Capital; Product Development	1/28/21	Rule 506(b)
SAFE	$15,000	1 SAFE	Working Capital; Product Development	1/29/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	2/1/21	Rule 506(b)
SAFE	$25,000	1 SAFE	Working Capital; Product Development	2/1/21	Rule 506(b)
Warrant	n/a	1 Warrant for purchase of 100,000 shares of common stock	n/a	6/15/21	Section 4(a)(2)
Crowd SAFEs*	$539,499	1259 Safes	Working Capital; Product Development	10/2/21	Reg CF
Stock Options***	N/A	3,031,500	N/A	11/14/22 – 3/1/23	Rule 701

*Vesting conditions were not satisfied to vest any options
**Certain vesting conditions satisfied resulting in 25% vesting of options
****The Company granted 300,000 Stock Options on March 1, 2023. There is no accompanying board consent approving the grant and issuance.

See the section titled "Capitalization and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company sold and issued 3,000,000 shares of common stock to Aimkara LLC on November 7, 2018 for an aggregate purchase price of $30.00, and 3,500,000 shares of common stock to Aimkara LLC on May 2, 2019 for an aggregate purchase price of $35.00. Apoorva Chintala and Sreekanth Chintala are members and beneficial owners of 25% of the membership interests of Aimkara LLC, which is a member-manage limited liability company. Ms. Chintala, in her capacity as a director, at that time, of the Company, approved such sale and issuance to Aimkara LLC and believed such sale and issuance was in the best interest of the Company and its sole stockholder. The Company entered into a Patent Assignment Agreement dated as of January 1, 2021, with Apoorva Chintala, our former Chief Executive Officer and sole director, under which Ms. Chintala transferred and assigned her right, title and interest in and to certain patent applications, 20190147554A1 and 16898298 (*see Intellectual Property* at p. 12), and the Company has no obligation to provide, nor did it provide, any remuneration to Ms. Chintala for such assignment or thereafter. Ms. Chintala has no direct interest in such patent applications after the assignment, other than her indirect interest in the Company arising from her membership interest in Aimkara LLC, the parent of the Company. On June 1, 2022, the Company entered into promissory notes with Apoorva Chintala and Sreekanth Chintala for $72,000 and $82,000, respectively, with a 5% interest rate. The principal balance of the promissory note with Apoorva Chintala has been paid and only the interest portion remains outstanding.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sreekanth Chintala
(Signature)

Sreekanth Chintala
(Name)

CEO, CTO
(Title)

May 1, 2023
(Date)

I, Sreekanth Chintala, the Chief Executive Officer of Clocr, Inc. certify that the financial statements of Clocr, Inc. included in this Form are true and complete in all material respects.

/s/Sreekanth Chintala
(Signature)

Sreekanth Chintala
(Name)

CEO, CTO
(Title)

May 1, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sreekanth Chintala
(Signature)

Sreekanth Chintala
(Name)

Director
(Title)

May 1, 2023
(Date)

<center>18</center>

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CLOCR INC
Statement of Assets, Liabilities and Equity - Modified Tax Basis
As of December 31st, 2022

ASSETS		
Current Assets		
Cash and Equivalent		$340827
Total Current Assets		**$340827**
TOTAL ASSETS		**$340827**
LIABILITIES & EQUITY		
LIABILITIES		
Current Liabilities		
Credit Card		$(14212)
Advances		$7041
Total Current Liabilities		**$(7171)**
EQUITY		
Common Stock, $ 1.00 par value, 1,000 Shares authorized, 1,000 Issued and Outstanding		$65
Additional Paid in Capital		$754471
Retained Earnings- Beginning	$(123797)	
Add: Net Income/ (Loss)	$(282178)	
Less: Excludable	$(563)	
Less: Distributions		
Retained Earnings- Ending		$(406538)
TOTAL EQUITY		**$(406473)**
TOTAL LIABILITIES & CAPITAL		**$340827**

CLOCR INC
Statement of Revenue and Expenses - Modified Tax Basis
For the year ending December 31st, 2022.

Revenues

Consulting Income	9969
Total Revenues	**9969**

Cost of Goods Sold

Cost of goods sold	196120
Total COGS	**196120**

Gross Profit	**(186151)**

Expense

Accounting	1200
Advertising	6189
Bank Charges	710
Cell Phone	1075
Dues and Subscriptions	13165
Education and Training	15
Insurance	102
Legal and Professional	1534
Meals and Entertainment	1126
Marketing	7581
Office Expenses	2191
Postage and Shipping	263
Parking and Tolls	492
Professional Fee	50671
Software	263
Travel	4557
Web Hosting	5456
Total Expense	**96590**

Income before Excludable Items	**(282741)**

Non Deductible Expenses

Meals and Entertainment	**563**
Total Non-Deductible Expenses	**563**

Net Income	**(282178)**